Lightspeed Announces Resignation of Board Member Manon Brouillette

MONTRÉAL, June 3rd, 2021 - Lightspeed (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and provide exceptional customer experiences, today announced that distinguished technology executive Manon Brouillette will be resigning from its board of directors to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group, effective June 11th, 2021.

“On behalf of Lightspeed, I would like to congratulate Manon Brouillette for her appointment to the newly created role of Verizon Consumer Group’s (VCG) Chief Operation Officer and Deputy CEO,” said Dax Dasilva, Lightspeed Founder and CEO. “Manon has brought invaluable insight and expertise to our business during her tenure on our Board. We are delighted that she will be leading one of the world’s largest telecommunications companies and wish her much success in her new role.”

Brouillette is one of Canada’s most accomplished executives having previously led telecommunications giant Videotron. With regard to the vacancy on its Board created by Ms. Brouillette’s departure, Lightspeed has committed itself to achieving, at a minimum, 33% female representation on its Board of Directors prior to its August 2022 annual meeting.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial and Operations Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com